SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

31 March 2017

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 31 March 2017 re: Director/PDMR Shareholding

31 March 2017

LLOYDS BANKING GROUP PLC ('GROUP') - NOTIFICATION OF TRANSACTIONS BY A PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES ('PDMR') IN ORDINARY SHARES OF THE GROUP OF 10 PENCE EACH ('SHARES')

Exercise of options to acquire Shares
Simon Davies, a PDMR, acquired 245,218 Shares, following the exercise of a share buyout award (for nil consideration) on 31 March 2017. The award was granted and announced in March 2016 for the loss of benefits forfeited as a result of his departure from Linklaters LLP. Simon Davies has retained all the Shares apart from 115,659 Shares which were sold (at 66.16 pence per Share) to meet income tax and national insurance contributions arising from the acquisition.

Following the acquisition of Shares, Simon Davies (and persons closely associated) holds 657,947 Shares, including Shares subject to holding periods of up to a further two years post vesting, and continues to comply with the Group's shareholding policy requirements.

ENQUIRIES:

Investor Relations
Douglas Radcliffe
Group Investor Relations Director
Email: douglas.radcliffe@finance.lloydsbanking.com

Group Corporate Affairs
Matt Smith
Head of Corporate Media
Email: matt.smith@lloydsbanking.com

+44 (0) 20 7356 1571 +44 (0) 20 7356 3522

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Simon Davies
2	Reason for the notification
a)	Position/status	Chief People, Legal and Strategy Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares following the exercise of a share award (Gross) before sale of Shares for income tax and NICs.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.0000	245,218

d)	Aggregated information - Aggregated volume - Price	N/A (Single transaction)
e)	Date of the transaction	31 March 2017
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Disposal of Shares on behalf of PDMR to meet income tax and national insurance contributions due on the exercise of share award.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.6616	115,659

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	31 March 2017
f)	Place of the transaction	London Stock Exchange (XLON)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 31 March 2017